UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Private Placement

As previously disclosed on Form 6-K on December 21, 2023, Evaxion Biotech A/S (the “Company”) entered into on December 18, 2023 a securities purchase agreement (the “Purchase Agreement”) and an Investment Agreement (the “Investment Agreement”; and, together with the Purchase Agreement referred to herein as the “Purchase Agreements”), with certain Institutional Accredited Investors, Qualified Institutional Buyers and other Accredited Investors, including all members of the Company’s Management and Board of Directors and MSD GHI (“MSD”), a subsidiary of Merck Inc. New Brunswick (collectively, the “Purchasers”), for the issuance and sale in a private placement (the “Private Placement”) of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0,544 per Ordinary Share (the “Purchase Price”). Each Ordinary Share is represented by one (1) ADS. The Warrants are exercisable immediately upon issuance, expire three (3) years after the closing date of the Private Placement and have an exercise price equal to $0.707 per Ordinary Share.

In connection with the Purchase Agreements, the Company registered aggregate share capital increases of nominal DKK 9,726,898 with the Danish Business Authority, with effective date of December 21, 2023, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 37,897,780 through the issuance of such 9,726,898 ordinary shares.

The Company’s Articles of Association were amended as of December 21, 2023 to reflect the capital increase and issuance of warrants and are attached hereto as Exhibit 1.1.

Closing of Warrant Exercise Window

On January 8, 2024, an exercise window closed for outstanding warrants of the Company exercisable for the Company’s ordinary shares. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 9,216 with the Danish Business Authority, with effective date of January 3, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 37,906,996 through the issuance of such 9,216 ordinary shares against aggregate cash consideration of DKK 9,216 (or approximately USD $1350 based on the DKK-USD exchange rate on January 3, 2024). The Company’s Articles of Association were amended to reflect these issuances of these ordinary shares and are attached hereto as Exhibit 1.1.

Extraordinary General Meeting - Resolutions passed at the Extraordinary General Meeting

On January 11, 2024, at 3:00 p.m. (CET), the Company held an Extraordinary General Meeting (sometimes referred to herein as the “General Meeting”), at the Company’s registered offices located at Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark, at which 6,134,859 ordinary shares of the Company representing in total 16.18% of the ordinary shares outstanding as of the date of the General Meeting were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

Attorney-at-Law Lars Lüthjohan was elected as chairman of the meeting.

Agenda Item 2: Proposal to increase the board of directors’ authorization to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries and to increase the Company’s share capital

The board of directors proposed to amend the articles of association by increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries and increase the share capital from a nominal value of DKK 6,568 to nominal value DKK 1,000,000.

The board of directors specifically proposed that the existing authorization in article 2.5 is amended as follows:

“The board of directors is until 3 January 2026 authorized at one or more times to issue war-rants to members of the company's board of directors and executive management as well as employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 1,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 3 January 2026 at one or more times to increase the company's share capital with up to nominal value of DKK 1,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to imple-ment the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 1,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”.

The General Meeting adopted the proposal with the required majority.

Agenda Item 3: Proposal to increase the board of directors’ authorization to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries and to increase the Company’s share capital

The board of directors proposed to amend the articles of association by increasing the current authorization in article 2.10 of the articles of association to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries and increase the share capital from a nominal value of DKK 20,123,102 to nominal value DKK 47,000,000.

The board of directors specifically proposed that the existing authorization in article 2.10 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 47,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at minimum market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027 at one or more times to increase the company's share capital with up to nominal value of DKK 47,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maxi-mum nominal value of DKK 47,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the sim-ultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal with the required majority.

Agenda Item 4: Proposal to increase the board of directors’ authorization to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders

The board of directors proposed to amend the articles of association by increasing the current authorization in article 3.1 of the articles of association to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders and increase the share capital from a nominal value of DKK 33,045,724 to nominal value DKK 47,000,000.

The board of directors specifically proposed that the existing authorization in article 3.1 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.

The General Meeting adopted the proposal with the required majority.

Agenda Item 5: Increase the board of directors’ authorization to issue new shares with pre-emptive subscription rights for the company's shareholders

The board of directors proposed to amend the articles of association by increasing the current authorization in article 3.2 of the articles of association to increase the company’s share capital by the issuance of new shares with pre-emptive subscription rights for the company's share-holders and increase the share capital from a nominal value of DKK 5,500,000 to nominal value DKK 11,000,000.

The board of directors specifically proposed that the existing authorization in article 3.2 is amended as follows:

“The board of directors is until 3 January 2026 authorized at one or more times to increase the company's share capital by the issuance of new shares with up to nominal DKK 11,000,000 with pre-emptive subscription rights for the company's shareholders. Capital increases accord-ing to this authorization shall be carried out by the board of directors by way of cash contribu-tions. The shares may be issued at market price or at a discount price as determined by the board of directors.

For shares issued pursuant to this section 3.2 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal with the required majority.

Agenda Item 6: Report from the board of directors on capital loss and outline of plan for re-establishing of the share capital

Per 15 July 2023 the company has lost more than half of its subscribed share capital, accord-ingly the board of directors under the Danish Companies Act must consider, report and account for the company's financial position, and if necessary, make proposals to the general meeting for the re-establishing of the company’s share capital.

The board of directors informed the General Meeting of the ongoing process of re-establishing the company’s share capital.

Agenda Item 7:

Proposal to authorize the chairman of the meeting

The board of directors proposed to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for regis-tration with the Danish Business Authority.

The General Meeting adopted the proposal with the required majority.

The Company’s Articles of Association were amended to reflect the above issuances of the Company’s ordinary shares and the amendments referred to above. The Company’s Articles of Association as so amended are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association
99.2	Press Release dated December 21, 2023.

* Incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 0001-39950) filed with the Commission on December 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 12, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer